

August 21, 2018

Adam Satterfield
Chief Financial Officer
OLD DOMINION FREIGHT LINE, INC.
500 Old Dominion Way
Thomasville, North Carolina 27360

> **Re: OLD DOMINION FREIGHT LINE, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed Febraury 27, 2018**
> **File No. 000-19582**

Dear Mr. Satterfield:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure